UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield announces Second Asset

Dropdown from Abengoa

February 9, 2015 – Abengoa Yield plc (NASDAQ: ABY, “Abengoa Yield”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, today announced that it has entered into a definitive agreement with Abengoa, S.A. (“Abengoa”) to dropdown a second set of assets for a total amount of approximately $142 million of equity value. The transaction has been approved by Abengoa Yield’s board of directors, with the approval of independent directors, and by Abengoa’s board of directors. Closing is subject to the satisfaction of customary conditions, including approvals from financing institutions and, in some cases, from partners.

The assets consist of:

•	ATN2, an 81-mile transmission line in Peru.

•	Shams, a 100-MW solar power asset in the United Arab Emirates (20% stake) and Helioenergy 1/2, a 100-MW solar power asset in Spain (30% stake).

•	Honaine and Skikda, two water desalination plants in Algeria with an aggregate capacity of 10.5 Mft3/day (25.5% and 37% stakes, respectively).

Abengoa Yield expects that this portfolio will generate incremental run rate cash available for distribution of approximately $14 million per year before debt service associated with dropdown financing. The dropdown will be financed with the existing financial resources of Abengoa Yield and cash on hand.

Santiago Seage, CEO of Abengoa Yield, said: “This second dropdown will add 200 MW of installed capacity to our renewable portfolio, will reinforce our presence in the transmission lines sector and will permit us to enter into the water sector, which we expect will contribute to our future growth.”

In addition, Abengoa Yield has started conversations with Abengoa regarding a potential third dropdown for a total equity value in the range of $200 to $250 million. This acquisition would include the $100 million call option announced in December 2014.

The sustainable total return company

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation and electric transmission assets in North America, South America and Europe. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax position, unanticipated outages at our generation facilities, the condition of capital markets generally, our ability to access capital markets, adverse results in current and future litigation and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and

The sustainable total return company

compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Abengoa Yield’s future results included in Abengoa Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Abengoa Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

EVP and Chief Financial Officer	Investor relations
Eduard Soler	Leire Pérez
Tel: +34 954 93 71 11	Tel: +34 954 93 71 11
E-mail: ir@abengoayield.com	E-mail: ir@abengoayield.com

Communication Department
Patricia Malo de Molina Meléndez
Tel: +34 954 93 71 11
E-mail: communication@abengoa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

Date: February 9, 2015